UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MINERVA NEUROSCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

603380106

(CUSIP Number of Class of Securities)

Remy Luthringer, Ph.D.

Chief Executive Officer

Minerva Neurosciences, Inc.

1601 Trapelo Road, Suite 286

Waltham, MA 02451

(617) 600-7373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Marc Recht Ryan Sansom Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736 (617) 937-2300	Frederick Ahlholm Chief Accounting Officer Minerva Neurosciences, Inc. 1601 Trapelo Road Suite 286 Waltham, MA 02451 (617) 600-7373

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$9,680,486.56	$1,056.14

1

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 7,806,844 shares of the issuer’s common stock, having an aggregate value of $9,680,486.56 as of July 1, 2021, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

2

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,056.14	Filing Party:	Minerva Neurosciences, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 6, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2021 (the “Schedule TO”), by Minerva Neurosciences Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for new restricted stock units pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated July 6, 2021 (the “Exchange Offer”).

On August 2, 2021, the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Q2 10-Q”). This Amendment is made to amend and supplement Item 12 (Exhibits) of the Schedule TO to update Exhibit (a)(1)(A) to incorporate by reference the Q2 10-Q and to add the Q2 10-Q as Exhibit (a)(1)(L).

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by updating Exhibit (a)(1)(A) and adding a new Exhibit (a)(1)(L) as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated July 6, 2021, as amended on August 2, 2021.

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 2, 2021 and incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINERVA NEUROSCIENCES, INC.

By:	/s/ Remy Luthringer, Ph.D.
Remy Luthringer, Ph.D.
Executive Chairman and Chief Executive Officer

Dated: August 2, 2021